UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
AGILYSYS, INC.
(Name of Issuer)
AGILYSYS, INC.
(Names of Filing Persons (Offeror and Issuer)
Common Shares, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number of Class of Securities)

Copy to:
Rita A. Thomas, Esq. Vice President, Corporate Counsel and Assistant Secretary 6065 Parkland Boulevard Mayfield Heights, Ohio 44124 Telephone: (440) 720-8500	Arthur C. Hall III, Esq. Calfee, Halter & Griswold LLP 1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44114-2688 Telephone: (216) 622-8200

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**

$111,000,000	$3,407.70

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 6,000,000 common shares at the maximum tender offer price of $18.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,407.70	Filing Party:	Agilysys, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	August 21, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
This Amendment No. 1 (the “Amendment”) to Tender Offer Statement on Schedule TO relates to the offer by Agilysys, Inc., an Ohio corporation (the “Company”), to purchase up to 6,000,000 of its common shares, without par value (the “Shares”), at a price not greater than $18.50 nor less than $16.25 per Share (such per Share purchase price, the “Purchase Price”), net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 21, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO respectively, which, together with any amendments or supplements to either, collectively constitute the “Tender Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Unless the context requires otherwise, all references to “Shares” shall include all the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of April 27, 1999, by and between the Company and National City Bank. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
1.     Summary Term Sheet.
     The information set forth in Item 1 is hereby amended and supplemented by the following:
•	The response to the question “How long do I have to tender my Shares; can the Tender Offer be extended, amended or terminated?” in the Summary Term Sheet of the Offer to Purchase is hereby amended by deleting the fourth paragraph in its entirety.

•	The fourth paragraph of the response to the question “What is the purpose of the Tender Offer?” in the Summary Term Sheet of the Offer to Purchase is hereby amended by inserting the following as the penultimate sentence of the paragraph:

“On September 14, 2007, the Company announced that it had entered into a Rule 10b5-1 Plan to facilitate the repurchase of shares pursuant to the open market repurchase program.”
4.     Terms of the transaction.
     The information set forth in Item 4(a) is hereby amended and supplemented by the following:
•	The information set forth in Item 1 of this Amendment above is incorporated by reference.

•	The third paragraph under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is hereby amended by inserting the following as the last sentence of the paragraph:

“On September 14, 2007, the Company announced that it had entered into a Rule 10b5-1 Plan to facilitate the repurchase of shares pursuant to the open market repurchase program.”

•	Section 10 (“Information about Agilysys, Inc.”) of the Offer to Purchase is hereby amended by deleting the tenth paragraph under the caption “10. Information about Agilysys, Inc.” and replacing it in its entirety with the following:

“In connection with the transactions described above, we filed with the SEC a Form 8-K regarding the InfoGenesis acquisition on June 22, 2007, and a Form 8-K regarding the Innovativ acquisition on July 6, 2007. On September 4, 2007 and September 10, 2007, the Company filed amended Current Reports on Form 8-K with the SEC which included the financial statement and pro forma financial information required by Item 9.01 of Form 8-K regarding the acquisition of InfoGenesis and Innovativ, respectively. Shareholders are encouraged to review the amendments to the Form 8-Ks, together with the other documents and information provided, in considering whether to participate in the tender offer.”

•	Section 10 (“Information about Agilysys, Inc.”) of the Offer to Purchase is hereby amended by deleting the table following the paragraph captioned “Incorporation by Reference” and replacing it in its entirety with the following:

“SEC Filings	Period or Date Filed

Annual Report on Form 10-K	Fiscal year ended March 31, 2007
Quarterly Report on Form 10-Q	Period ended June 30, 2007
Current Report on Form 8-K	Filed on August 7, 2007
Filed on July 6, 2007, amended September 10, 2007
Filed on June 22, 2007, amended September 4, 2007
Filed on June 1, 2007
Filed on April 5, 2007
Filed on April 2, 2007”
6.     Purposes of the transaction and plans or proposals.
     The information set forth in Item 6(a), (b) and (c) is hereby amended and supplemented by the following:
•	The information set forth in Item 1 of this Amendment above is incorporated by reference.

•	The information set forth in Item 4 of this Amendment above regarding Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated by reference.

11.     Additional information.
     The information set forth in Item 11(a) is hereby amended and supplemented by the following:
•	The information set forth in Item 4 of this Amendment above regarding Section 10 (“Information about Agilysys, Inc.”) of the Offer to Purchase is incorporated by reference.
12.     Exhibits.
     The information set forth in Item 12 is hereby amended and supplemented by adding immediately following the reference to Exhibit (a)(5)(ii) the following:

“(a)(5)(iii)	Press Release, dated September 14, 2007, announcing that Agilysys, Inc. entered into a 10b5-1 Plan.

(a)(5)(iv)	Press Release, dated September 14, 2007, announcing that Agilysys, Inc. filed Amendments to Form 8-Ks regarding recent acquisitions.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AGILYSYS, INC.
By:	/s/ Martin F. Ellis
Name:	Martin F. Ellis
Title:	Executive Vice President, Treasurer and Chief Financial Officer

Date: September 17, 2007

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